UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Progenics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0013 per share

(Title of Class of Securities)

743187106

(CUSIP Number)

Stephanie P. Cooper

Altiva Management Inc.

1055b Powers Place

Alpharetta, GA 30009

(678) 580-2769

Copies to:

Olshan Frome Wolosky LLP

Steve Wolosky, Esq.

Meagan Reda, Esq.

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3% (1)
14	TYPE OF REPORTING PERSON

PN

(1)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

2

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP.
(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

3

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Principals GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP.
(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

4

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3% (2)
14	TYPE OF REPORTING PERSON

PN

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP.
(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

5

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,633 shares of Common Stock (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,633 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP.
(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

6

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Velan Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

PN

(1)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

7

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Altiva Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100 shares of Common Stock (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

100 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)
14	TYPE OF REPORTING PERSON

CO

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P.
(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

8

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100 shares of Common Stock (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,011,633 shares of Common Stock (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

100 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER

8,011,633 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,733 shares of Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3% (3)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P.
(2)	Comprised of shares of Common Stock held by Velan Capital Partners LP.
(3)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

9

CUSIP No. 743187106

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,011,633 shares of Common Stock (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,011,633 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,633 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3% (2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by Velan Capital Partners LP.
(2)	Based on 86,596,633 shares of Common Stock outstanding as of March 18, 2020, as disclosed in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on March 19, 2020.

10

CUSIP No. 743187106

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 14, 2020,Velan, Altiva, Balaji Venkataraman and Deepak Sarpangal (collectively, the “Velan Stockholders”) entered into an agreement with the Issuer (the “Letter Agreement”), pursuant to which the Issuer agreed to pay the Velan Stockholders $1,300,000 as partial reimbursement for their expenses incurred in connection with the Velan Stockholders’ involvement with the Issuer, including their successful consent solicitation in 2019 to reconstitute the Issuer’s Board of Directors. Pursuant to the Letter Agreement, the reimbursement will be in full satisfaction of the Velan Stockholders’ claims with respect to such expenses and will be paid promptly following the adoption of the Amended and Restated Agreement and Plan of Merger, dated February 20, 2020 (the “Merger Agreement”), among Lantheus Holdings, Inc. (“Lantheus”), Plato Merger Sub, Inc. and the Issuer, by the stockholders of the Issuer and the approval of the stock issuance pursuant to the Merger Agreement by the stockholders of Lantheus.

Also on April 14, 2020, the Reporting Persons entered into a Support Agreement with Lantheus (the “Support Agreement”), pursuant to which, among other things, the Reporting Persons agreed to (i) vote or cause to be voted their respective shares of common stock of the Issuer in favor of adoption and approval of the Merger Agreement (the “Issuer Stockholder Approval”), and (ii) vote or cause to be voted their respective shares of common stock of Lantheus in favor of the issuance of common stock of Lantheus in connection with the transactions contemplated by the Merger Agreement (the “Lantheus Stockholder Approval”).

Pursuant to the Support Agreement, the Reporting Persons also agreed to certain customary standstill restrictions, effective as of the date of the Support Agreement until the earliest to occur of (i) the first business day after the date of Lantheus’ 2021 annual meeting of stockholders, (ii) the date on which the Issuer Stockholder Approval shall not have been obtained at the Issuer’s stockholders meeting called for such purpose or any adjournments or postponements thereof, (iii) the date on which the Lantheus Stockholder Approval shall not have been obtained at Lantheus’ stockholders meeting called for such purpose or any adjournments or postponements thereof, or (iv) the termination of the Merger Agreement (the earliest to occur, the “Standstill Expiration Date”). These restrictions prohibit the Reporting Persons from, among other things, (i) seeking or submitting or knowingly encouraging any person to seek or submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors of Lantheus; (ii) making any proposal for consideration by stockholders of Lantheus at any annual or special meeting of stockholders or calling a special meeting of stockholders of Lantheus, and (iii) seeking, alone or in concert with others, (a) representation on the Board of Directors of Lantheus (the “Lantheus Board”), (b) to control, advise, direct or knowingly influence the management, the Lantheus Board and policies or affairs of Lantheus or (c) to disclose any plan or proposal with respect to Lantheus, or any securities or assets of Lantheus.

11

CUSIP No. 743187106

In addition, each of the Reporting Persons has agreed, at each annual and special meeting of stockholders of Lantheus held prior to the Standstill Expiration Date, to, among other things, vote, or cause to be voted, all shares of common stock of Lantheus beneficially owned by each Reporting Person and such Reporting Person’s affiliates (i) in favor of each of the directors nominated by the Lantheus Board and recommended by the Lantheus Board in the election of directors, (ii) against any other nominees to serve on the Lantheus Board that have not been recommended by the Lantheus Board, and (iii) with respect to all other matters, in accordance with the recommendations of the Lantheus Board as identified in Lantheus’ proxy statement, including in favor of all other matters recommended for stockholder approval by the Lantheus Board; provided, however, in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposal presented at any annual or special meeting of stockholders of Lantheus, each Reporting Person shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

The foregoing description of the Support Agreement is not complete and is qualified in its entirety by the full text of the Support Agreement, which is included as Exhibit 99.1 hereto and the terms of which are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Support Agreement as set forth above is incorporated herein by reference, which is attached hereto as Exhibit 99.1.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Exhibit Description

99.1	Support Agreement, dated April 14, 2020, among Lantheus Holdings, Inc., Velan Capital, L.P., Altiva Management Inc., Velan Capital Partners LP, Velan Capital Holdings LLC, Velan Capital Investment Management LP, Velan Principals GP LLC, Velan Capital Management LLC, Balaji Venkataraman, Deepak Sarpangal and Kevin McNeill (incorporated by reference to Exhibit 10.1 of the Issuer’s Prospectus on Form 425 and Lantheus Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on April 14, 2020).
12

CUSIP No. 743187106

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2020

VELAN CAPITAL, L.P.

By:	Altiva Management Inc., its general partner

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

ALTIVA MANAGEMENT INC.

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

VELAN CAPITAL PARTNERS LP

By:	Velan Capital Holdings LLC, its general partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

VELAN CAPITAL HOLDINGS LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

VELAN CAPITAL INVESTMENT MANAGEMENT LP

By:	Velan Capital Management LLC, its general partner

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

13

CUSIP No. 743187106

VELAN PRINCIPALS GP LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

VELAN CAPITAL MANAGEMENT LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

/s/ Balaji Venkataraman
BALAJI VENKATARAMAN

/s/ Deepak Sarpangal
DEEPAK SARPANGAL

14